[EVERSHEDS SUTHERLAND (US) LLP]

April 27, 2018

VIA EDGAR

Mark Cowan, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Century II VUL
Kansas City Variable Life Separate Account
Kansas City Life Insurance Company
File No. 033-95354

Dear Mr. Cowan:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, we are providing the Company's response to your comment received on the post-effective amendment to the above-referenced registration statement, filed on March 2, 2018. The revision described in the letter will be included in a post-effective amendment filed under Rule 485(b) on April 27, 2018. Your comment on the post-effective amendment and the Company's response is set forth below:
Comment: Where does the Company reserve the right to discontinue offering the LRB, ERB and TIR riders?
Response: Like other supplemental and rider benefits offered in the VUL Contracts, the Accelerated Death Benefit/Living Benefits Rider (LBR), the Accelerated Death Benefit/Enhanced Living Benefits Rider (EBR) and the Accelerated Death Benefits/Terminal Illness Rider (TIR) do not become part of the Contract until elected by the Contract holder. The Company, therefore, may discontinue offering each of the three riders at any time before it is elected.
The prospectus discloses that "supplemental and/or rider benefits...may be added to your Contract." This disclosure conforms to the industry standard. The Company's action will not have any impact on Contract holders who have already elected a rider. To clarify this point, the Company has added the following statement to the prospectus: "The Company may change or stop offering a supplemental and/or rider benefit at any time before it is elected."
 Furthermore, Contract holders may continue to elect one of the riders for seven months after the Company announces its intention to discontinue offering them. Once elected, a

Mark Cowan, Esq.
April 27, 2018

rider will not impose any charge until the Contract holder makes a claim for a benefit payment under it.

***********

We hope that you find this response satisfactory.  If you have any additional questions, please call Lorna MacLeod at 202.383.0817.

Sincerely,

/s/ Stephen E. Roth

Stephen E. Roth